EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2014
Earnings:
Income before provision for income taxes	$13,498
Equity in earnings of unconsolidated businesses	(1,859)
Dividends from unconsolidated businesses	18
Interest expense (1)	2,378
Portion of rent expense representing interest	440
Amortization of capitalized interest	94

Earnings, as adjusted	$14,569

Fixed Charges:
Interest expense (1)	$2,378
Portion of rent expense representing interest	440
Capitalized interest	248

Fixed Charges	$3,066

Ratio of earnings to fixed charges	4.75

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.